

Mail Stop 3233

March 3, 2017

Via E-Mail
Jay Sugarman
Safety, Income and Growth, Inc.
Chief Executive Officer
1114 Avenue of the Americas
New York, New York 10036

> **Re:** **Safety, Income and Growth, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-11**
> **Submitted February 13, 2017**
> **CIK No. 0001688852**

Dear Mr. Sugarman:

We have reviewed your amended draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Certain Defined Terms, page ii

1. We note your response to comment 1 that you do not intend to disclose the Combined Property Value for your properties.  However, we note from your disclosures throughout that the ratio of the initial value of a GNL to the Combined Property Value of the GNL is an important metric used in your investment strategy, in evaluating the opportunity for value accretion through reversion rights associated with the "value bank," and in evaluating your indebtedness in light of your targeted leverage.  Given the foregoing, please disclose the ratio of the initial value of your GNL portfolio to the Combined Property Value of your portfolio, or provide us with an analysis as to why such disclosure is not necessary.

2. Please disclose in your definition of "Ground Rent Coverage" that Underlying Property NOI for One Ally Center is confidential and that you have estimated the Ground Rent Coverage for One Ally Center based upon available market information. Please also disclose in the definition of "Underlying Property NOI" that net operating income at One Ally Center is confidential. Further, please update your risk factor on page 27 relating to Underlying Property NOI to disclose this information.

Prospectus Summary

Investment Highlights, page 4

3. We note your disclosure regarding the value bank throughout the Prospectus Summary and Business and Properties sections. Please revise these sections to reference the factors that could limit any value you ultimately receive from the value bank. For example, in addition to factors discussed in your risk factor on page 28, we note that some of your GNLs contain provisions that would appear to limit any value received by a revisionary interest, including provisions granting tenants the right of first offer to purchase the property and the right to level improvements.

Underlying Property and Tenant Information, page 7

4. We note that the weighted average Ground Rent Coverage is calculated using assumptions for One Ally Center. Please also disclose the weighted average Ground Rent Coverage excluding One Ally Center.

Relationship with iStar, page 14

5. We note your disclosure on page 14 that the exclusivity agreement will not apply to opportunities to manufacture or otherwise create a GNL from a property owned now or in the future by iStar's existing net lease venture with an institutional partner. Please expand your disclosure to provide more information regarding this venture, such as the current and expected size of the venture, whether the venture's investment strategy overlaps with your investment strategy and whether iStar or its affiliates control the venture.

Certain Relationships and Related Transactions

Formation Transactions, page 140

6. We acknowledge your response to comment 7 and additional disclosure that the actual combined value of the cash and stock consideration paid to iStar will be the price you pay for the purchase of your initial portfolio. Please expand your disclosure to describe how this price was determined. When describing how you determined the value of your initial

portfolio, please use the principles set forth in Note 5 of Item 504 of Regulation S-K, as applicable.

Safety, Income and Growth, Inc. Predecessor

Notes to Combined Financial Statements

Note 7 – Risk Management

7.  We have reviewed your response to our prior comment 22 from our letter dated December 9, 2016.  We continue to believe the financial statements of your significant ground net lessee would be beneficial information to users of your financial statements. Please provide financial statements for your significant ground net lessee at the One Ally Center property in your next amendment.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc:     Kathleen L. Werner, Esq. (Via E-Mail)
        Clifford Chance US LLP